United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OUSTER, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39463	86-2528989
(State or Other Jurisdiction ofIncorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

350 Treat Avenue San Francisco, California		94110
(Address of principal executive offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants to purchase common stock expiring 2025	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instructions A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

333-268556

(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Ouster, Inc. (“Ouster” or the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement dated December 14, 2022 (the “Registration Statement”) (Registration No. 333-268556) containing a proxy statement/prospectus seeking a vote of its stockholders in connection with an Agreement and Plan of Merger, dated as of November 4, 2022, by and among the Company, Velodyne Lidar, Inc. (“Velodyne”), Oban Merger Sub, Inc. and Oban Merger Sub II LLC (the “Merger Agreement”). Pursuant to the Merger Agreement, Ouster and Velodyne agreed to combine their respective businesses in a merger of equals (the “Mergers”). Pursuant to the terms of the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement) all public warrants of Velodyne (the “Velodyne warrants”) were converted into warrants to acquire Ouster common stock with the same terms and conditions as applied to the Velodyne warrants immediately prior to the Effective Time.

The Merger Agreement contemplates the listing of the Velodyne public warrants on a national exchange following their conversion into warrants exercisable for Ouster common stock (the “New Ouster Warrants”). The terms and conditions of the New Ouster Warrants are described in further detail below and gives effect to the Mergers. The Ouster common stock issuable upon exercise of the New Ouster Warrants is described in Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which description is included as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

There were 5,973,170 Velodyne warrants outstanding as of February 9, 2023. Following the closing of the Mergers, there were 3,675,309 shares of Ouster common stock underlying the New Ouster Warrants.

Item 1. Description of Registrant’s Securities to be Registered.

Each public warrant entitles the registered holder thereof to purchase 0.6153 shares of Ouster common stock of Ouster common stock at an exercise price of $14.02 per such fractional share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its public warrants only for a whole number of shares of common stock. This means that no fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, Ouster will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder. The public warrants will expire September 29, 2025, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Ouster is not obligated to deliver any shares of common stock pursuant to the exercise of a public warrant and has no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to Ouster satisfying its obligations described below with respect to registration. No public warrant will be exercisable and Ouster will not be obligated to issue shares of common stock upon exercise of a public warrant unless common stock issuable upon such public warrant exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will Ouster be required to net cash settle any public warrant exercise.

During any period when Ouster has failed to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the public warrants, warrant holders have the right to exercise public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Ouster common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Ouster may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Ouster so elects, Ouster will not be required to file or maintain in effect a registration statement for the registration under the Securities Act of the common stock issuable upon exercise of the public warrants, and in the event Ouster does not so elect, Ouster will use its best efforts to register or qualify for sale the common stock issuable upon exercise of the public warrants under applicable blue sky laws to the extent an exemption is not available.

Ouster may call the public warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per public warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder;

•

if (i) there is an effective registration statement covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating thereto available throughout the 30-day redemption period or (ii) Ouster has elected to require the exercise of the public warrants on a cashless basis; and

•

if, and only if, the reported last sale price of Ouster common stock equals or exceeds $21.94 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Ouster sends the notice of redemption to the warrant holders.

Under clause (ii), above, if and when the public warrants become redeemable by Ouster, Ouster may exercise its redemption right even if Ouster is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Ouster will use its best efforts to register or qualify such shares of common stock under the applicable blue sky laws.

Ouster has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and Ouster issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $21.94 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $14.02 warrant exercise price after the redemption notice is issued.

If Ouster calls the public warrants for redemption as described above, Ouster management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” Ouster management and Ouster’s board of directors will consider, among other factors, its cash position, the number of public warrants that are outstanding and the dilutive effect on Ouster stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of the public warrants. If Ouster management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the public warrants, multiplied by the excess of the “fair market value” of Ouster common stock (defined below) over the exercise price of the public warrants by (y) the fair market value. The “fair market value,” with respect to this paragraph only, shall mean the average reported last sale price of Ouster common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If Ouster management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the public warrants, including the “fair market value” in such case.

A holder of a public warrant may notify Ouster in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Ouster common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value

(defined below) will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one (1) minus the quotient of  (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Ouster, at any time while the public warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of Ouster capital stock into which the public warrants are convertible), other than (a) as described above in connection with a stock dividend, a split-up or similar event or (b) ordinary cash dividends (defined below), then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value as determined by the Ouster board of directors in good faith of any securities or other assets paid on each share of common stock in respect of such event. For these purposes, ordinary cash dividends means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on Ouster common stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to reflect any events described in this or the immediately preceding paragraphs and excluding cash dividends or cash distributions that resulted in an adjustment to the public warrant exercise price or to the number of shares of common stock issuable on exercise of each public warrant) does not exceed $0.61.

If the number of outstanding shares of Ouster common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the public warrant exercise price will be adjusted (to the nearest cent) by multiplying the public warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of Ouster with or into another entity or conversion of Ouster as another entity (other than a consolidation or merger in which Ouster is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Ouster common stock), or in the case of any sale or conveyance to another entity of the assets or other property of Ouster as an entirety or substantially as an entirety in connection with which Ouster is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of Ouster common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised his, her or its public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of the consummation of such applicable event by Ouster pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission, the public warrant exercise price will be reduced by an amount (in dollars) as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the public warrants otherwise do not receive the full potential value of the public warrants in order to determine and realize the option value component of the public warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the public warrant due to the requirement that the warrant holder exercise the public warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Velodyne Lidar, Inc. (formerly known as Graf Industrial Corp), and became securities of Ouster at the Effective Time. Warrant holders should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the public warrants. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity, to cure, correct or supplement any defective provision, or to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties deem necessary or desirable and which shall not adversely affect the interests of the holders, but requires the vote or written consent by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the election to purchase form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by good certified check or good bank draft payable to the warrant agent or by wire of immediately available funds, for the number of public warrants being exercised. The warrant holders do not have the rights of holders of common stock, including, without limitation, the right to receive dividends or other distributions, exercise any preemptive rights to vote, or to consent or receive notice as stockholders in respect of the meetings of stockholders or the election of directors of Ouster or any other matter until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, Ouster will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Item 2. Exhibits.

4.1	Description of Our Securities (filed as Exhibit 4.3 to the Company’s Form 10-K, filed on February 28, 2022 and incorporated herein by reference).

4.2	Warrant Agreement, dated October 15, 2018, by and between Continental Stock Transfer & Trust Company and Velodyne (filed as Exhibit 4.1 to Velodyne’s Current Report on Form 8-K, filed on October 18, 2018 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2023	OUSTER, INC.

	By:	/s/ Angus Pacala
Angus Pacala
Chief Executive Officer and Co-Founder